Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor

New York, New York 10103-3198

www.fulbright.com

Steven I. Suzzan Partner ssuzzan@fulbright.com	direct dial: telephone: facsimile:	(212) 318-3092 (212) 318-3000 (212) 318-3400

December 23, 2008

VIA TELECOPIER

Peggy Kim, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C., 20549-3628

Re:	Sirona Dental Systems, Inc.
Schedule TO-I filed December 18, 2008
File No. 005-53071

Dear Ms. Kim:

On behalf of Sirona Dental Systems, Inc. (the “Company”), we hereby submit to you the Company’s response to the comments and questions included in the comment letter dated December 22, 2008 of the staff of the Office of Mergers and Acquisitions of the Division of Corporation Finance (the “Staff”) in connection with the above-referenced Schedule TO-I (the “Schedule”).

All responses to the comments set forth in this letter have been submitted on behalf of the Company at its request. Set forth after the numbered paragraphs, which corresponds to the numbered paragraphs of the December 22, 2008 comment letter, are the Company’s responses to the Staff’s comments.

Offer to Exchange

This Offer, page 10

Section 1, Eligibility; Number of Options; Expiration Time, page 10

1.	We note that option holders will not know the actual number of shares that they will have the right to purchase under the Replacement Options at the time they tender. In addition, we note that the number of shares represented by the Replacement Options will be determined using an exchange ratio calculated using the Black-Scholes option valuation method, based on the closing price at expiration and other valuation assumptions. Please advise us as to how you are complying with Item 4 of Schedule and corresponding Item 1004(a)(l)(ii) of Regulation M-A. Please also advise us as to how you are complying with Rule 14e-1(b).

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Peggy Kim, Esq.

December 23, 2008

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company believes that the Schedule complies with the requirements of Item 4 of Schedule TO and corresponding Item 1004(a)(1(ii) of Regulation M-A, as follows:

Exercise Price:

The Offering Memorandum, Exhibit a(1)(i) to the Schedule, provides that the per share exercise price of all Replacement Options issued in connection with this Offer will be the closing price of the Company’s common stock on NASDAQ on the grant date, which is expected to be the date of exchange, or January 21, 2009.

Number of Shares Underlying the Replacement Options:

Section 8 of the Offering Memorandum, page 17, provides that the number of shares that an Eligible Person will be entitled to purchase pursuant to a Replacement Option will be determined by multiplying (i) the number of shares the Eligible Optionee would have been entitled to purchase pursuant to the Eligible Option he or she exchanged for the Replacement Option by (ii) the applicable exchange ratio; and rounding the resulting number to the nearest whole number.

Section 8 of the Offering Memorandum, page 17, also contains a table of the hypothetical exchange ratios applicable to each of the four tranches of Eligible Options at the indicated assumed closing prices of the Common Stock on the exchange date. The four tranches of Eligible Options constitute the only option grants to which this Offer applies. Accordingly, by reviewing the table, an Eligible Optionee could calculate the number of shares underlying the Replacement Option corresponding to his or her Eligible Options at the assumed closing prices indicated on the table.

In addition to the disclosures in Section 8 of the Offering Memorandum, the Company wishes to direct the Staff’s attention to Exhibit (a)(1)(ii) (Option Exchange Program Election Form) and Exhibit (a)(1)(iii) (Eligible Option Information Sheet) to the Schedule. An Election Form and Eligible Option Information Sheet was distributed to each Eligible Optionee containing personalized information relating to such Eligible Optionee, including (1) each tranche of Eligible Options granted to such Eligible Optionee subject to the Offer, (2) the applicable option exercise price for each such tranche of Eligible Options, (3) the number of shares underlying such Eligible Options, and (4) hypothetical examples of the number of Replacement Options that may be granted at the assumed exercise prices of $11, $12, $13, $14 and $15 per share (corresponding to the assumed NASDAQ closing price on the date of exchange).

Peggy Kim, Esq.

December 23, 2008

The Company believes that the information contained in Section 8 and elsewhere in the Offering Memorandum, together with the personalized information set forth in the Election Form and Eligible Option Information Sheet distributed to each Eligible Optionee, satisfies the requirements of Item 1004(a)(1(ii) of Regulation M-A.

Additional Table:

If the Staff believes that it would be helpful to Eligible Optionees, the Company could add the following additional table to Section 8 of the Offering Memorandum, with the accompanying text:

“Set forth below are hypothetical examples of the number of shares of common stock underlying Replacement Options that would be granted in respect of an Eligible Option to purchase 100 shares of common stock relating to each tranche of Eligible Options at the assumed exercise prices of $11, $12, $13, $14, $15 and $16 per share (corresponding to the assumed NASDAQ closing price on the date of exchange).”

Original Grant Date	Original Exercise Price	Option Shares @$11.00	Option Shares @$12.00	Option Shares @$13.00	Option Shares @$14.00	Option Shares @$15.00	Option Shares @$16.00
Dec. 13, 2006	$39.46	33	37	40	44	47	50
August 13, 2007	31.15	43	47	51	55	58	62
Sept. 10, 2007	29.91	45	49	53	57	61	64
Dec. 11, 2007	31.81	43	47	51	55	58	62
May 12, 2008	27.00	52	56	60	64	68	72
October 1, 2008	21.32	65	69	74	78	82	86

The Company believes that the addition of the foregoing table is not a material change to the Schedule and Offering Memorandum and would not require a redistribution of the offering materials to the Eligible Optionees for the reasons stated above.

Peggy Kim, Esq.

December 23, 2008

Rule 14e-1

In addition, the Company advises the Staff that in the event it increases or decreases the consideration offered pursuant to the Offer by changing the method of calculating the exchange ratios and number of shares underlying the Replacement Options that it has established and described in Section 8 of the Offering Memorandum, it will comply with the requirements of Rule 14e-1 with respect to the extension of the offer period.

Miscellaneous, page 24

2.	Please remove the reference to Section 27A of the Securities Act in the first sentence, since the safe harbor for forward-looking statements in that section does not apply to statements in connection with a tender offer.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will amend its Schedule TO-I to delete the reference to Section 27A of the Securities Act contained therein. The Company believes that such change is not material and would not require a redistribution of the offering materials to the Eligible Optionees.

Also pursuant to your request, enclosed please find a letter from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peggy Kim, Esq.

December 23, 2008

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092.

Very truly yours,

/s/ Steven I. Suzzan

Enclosures

cc: Jonathan I. Friedman, Esq.

December 23, 2008

Peggy Kim, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C., 20549-3628

Re:	Sirona Dental Systems, Inc.

Schedule TO-I filed December 18, 2008

File No. 005-53071

Dear Ms. Kim:

Pursuant to the request in the Staff’s comment letter dated December 22, 2008 in connection with the above-referenced Schedule TO-I, Sirona Dental Systems, Inc. (the “Company”) hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sirona Dental Systems, Inc.

By:	/s/ Jonathan I. Friedman

Jonathan I. Friedman
General Counsel